SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Sprague Resources LP
(Name of Issuer)
Common Units Representing Limited Partner Interests
(Title of Class of Securities)
849343 108
(CUSIP Number)
Paul A. Scoff
185 International Drive
Portsmouth, NH 03801
(800) 255-1560
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 26, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. o

1	Name of Reporting Person Sprague Resources Holdings LLC
2	Check the appropriate box if a member of a group* (a)(b)
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0
	8	Shared Voting Power: 12,227,498 common units*
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 12,227,498 common units*
11	Aggregate Amount Beneficially Owned by each Reporting Person: 12,227,498 common units*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
13	Percent of Class Represented by Amount in Row (11) 53.3%**
14	Type of Reporting Person HC; OO

*
Sprague Resources Holdings LLC also owns all of the incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts). Sprague Resources Holdings LLC may also be deemed to be the indirect beneficial owner of a non-economic general partner interest in Sprague Resources LP.

**    Based on a total of 22,922,902 common units outstanding as of March 26, 2020.

1	Name of Reporting Person Axel Johnson Inc.
2	Check the appropriate box if a member of a group* (a)(b)
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0
	8	Shared Voting Power: 12,227,498 common units*
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 12,227,498 common units*
11	Aggregate Amount Beneficially Owned by each Reporting Person: 12,227,498 common units*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
13	Percent of Class Represented by Amount in Row (11) 53.3%**
14	Type of Reporting Person CO

*
Sprague Resources Holdings LLC is the record holder of 12,227,498 common units. Axel Johnson Inc. may also be deemed to be the indirect beneficial owner of (i) all of the incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts) and (ii) a non-economic general partner interest in Sprague Resources LP.

**	Based on a total of 22,922,902 common units outstanding as of March 26, 2020.

1	Name of Reporting Person Lexa International Corporation
2	Check the appropriate box if a member of a group* (a)(b)
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0
	8	Shared Voting Power: 12,227,498 common units*
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 12,227,498 common units*
11	Aggregate Amount Beneficially Owned by each Reporting Person: 12,227,498 common units*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
13	Percent of Class Represented by Amount in Row (11) 53.3%**
14	Type of Reporting Person CO

*
Sprague Resources Holdings LLC is the record holder of 12,227,498 common units. Lexa International Corporation may also be deemed to be the indirect beneficial owner of (i) all of the incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts) and (ii) a non-economic general partner interest in Sprague Resources LP.

**	Based on a total of 22,922,902 common units outstanding as of March 26, 2020.

1	Name of Reporting Person Antonia Ax:son Johnson
2	Check the appropriate box if a member of a group* (a)(b)
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6	Citizenship or Place of Organization Sweden
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0
	8	Shared Voting Power: 12,227,498 common units*
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 12,227,498 common units*
11	Aggregate Amount Beneficially Owned by each Reporting Person: 12,227,498 common units*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
13	Percent of Class Represented by Amount in Row (11) 53.3%**
14	Type of Reporting Person IN

*
Sprague Resources Holdings LLC is the record holder of 12,227,498 common units. Antonia Ax:son Johnson may also be deemed to be the indirect beneficial owner of (i) all of the incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts) and (ii) a non-economic general partner interest in Sprague Resources LP.

**	Based on a total of 22,922,902 common units outstanding as of March 26, 2020.

SCHEDULE 13D
The Reporting Persons named in Item 2 below are hereby jointly filing this Amendment No. 3 to Schedule 13D (this “Amendment”) to report (a) that on March 26, 2020, representatives of Sprague Resources Holdings LLC, a Delaware limited liability company (“Sprague Holdings”), delivered a proposal (the “Proposal Letter”) to the Board of Directors of Sprague Resources GP LLC (the “General Partner”), a Delaware limited liability company and the general partner of the Partnership (defined below), to acquire all of the outstanding common units of the Partnership not already owned by the Reporting Persons in exchange for $13.00 in cash for each such common unit and (b) an update in the number and percentage of common units held by the Reporting Persons due to the issuance of 121,150 common units to Sprague Holdings pursuant to the Letter Agreement (defined below). This Amendment amends and supplements the information provided in the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on November 12, 2013 (such Schedule 13D, as amended and supplemented by Amendment No. 2, filed on March 23, 2017, and Amendment No. 1, filed on December 12, 2014, the “Original Schedule 13D”).
Item 1.Security and Partnership.
Item 1 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:
This Statement is being filed with respect to the common units representing limited partner interests (“common units”) of Sprague Resources LP (the “Partnership”). The address of the principal executive offices of the Partnership is 185 International Drive, Portsmouth, NH 03801.
Item 2.    Identity and Background
Item 2 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:
(a)    This Statement is filed by:

i.	Sprague Holdings;

ii.	Axel Johnson Inc., a Delaware corporation (“Axel Johnson”);

iii.	Lexa International Corporation, a Delaware corporation (“Lexa”); and

iv.	Antonia Ax:son Johnson, a citizen of Sweden (“Ms. Johnson” and, together with Sprague Holdings, Axel Johnson and Lexa, the “Reporting Persons”).
All disclosures herein with respect to any Reporting Person are made only by such Reporting Person. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.
Sprague Holdings is a wholly-owned subsidiary of Axel Johnson. Axel Johnson is a wholly-owned subsidiary of Lexa. Lexa, through certain non-U.S. entities, is controlled by Ms. Johnson. Sprague Holdings also owns 100% of the equity interests of the General Partner, and all of the incentive distribution rights in the Partnership (the “incentive distribution rights”).
Sprague Holdings is a limited partner of the Partnership and the record holder of 12,227,498 common units of the Partnership, representing an aggregate 53.3% limited partner interest in the Partnership.
(b)    The business address of Sprague Holdings is 185 International Drive, Portsmouth, NH 03801. The business address of Axel Johnson is 155 Spring Street, 6th Floor, New York, NY 10012. The business address of Lexa is 2410 Old Ivy Road, Suite 300, Charlottesville, VA 22903. The business address of Ms. Johnson is c/o Axel Johnson Inc., 155 Spring Street, 6th Floor, New York, NY 10012.
(c)    The principal business of:

i.	Sprague Holdings is to hold equity interests in the Partnership and the General Partner;

ii.	Axel Johnson is to hold equity interests in Sprague Holdings and other entities;

iii.	Lexa is to hold equity interests in Axel Johnson and other entities; and

iv.	Ms. Johnson is to serve as Chairman of Axel Johnson Group.
(d)    None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)    None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
In accordance with the provisions of General Instruction C to Schedule 13D, certain information concerning the executive officers and directors of the Reporting Persons and persons controlling the Reporting Persons, as applicable (collectively, the “Covered Persons”), required by Item 2 of Schedule 13D is provided on Schedule 1 and is incorporated by reference herein. To the Reporting Persons’ knowledge, none of the Covered Persons listed on Schedule 1 as a director or executive officer of Sprague Holdings, Axel Johnson or Lexa has been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3.    Sources and Amount of Funds or Other Consideration
Item 3 of the Original Schedule 13D is hereby amended by adding the following information:
On January 23, 2020, the Partnership, entered into a letter agreement (the “Letter Agreement”) with Axel Johnson and Sprague Holdings, pursuant to which Sprague Holdings received 121,150 common units in lieu of cash in respect of the incentive distribution rights payable in connection with the distribution for the fourth quarter of 2019. The foregoing description of the Letter Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Letter Agreement, which is filed as Exhibit K hereto and is incorporated by reference in its entirety into this Item 3.
Item 4.    Purpose of Transaction
Item 4 of the Original Schedule 13D is hereby amended by adding the following information:
On March 26, 2020, representatives of Sprague Holdings delivered a proposal (the “Proposal Letter”) to the Board of Directors of the General Partner (the “Board”), to acquire all of the outstanding common units of the Partnership not already owned by the Reporting Persons in exchange for $13.00 in cash for each such common unit. The foregoing description of the Proposal Letter does not purport to be complete and is qualified in its entirety by reference to the full text of the Proposal Letter, which is filed as Exhibit L hereto and is incorporated by reference in its entirety into this Item 4.
There can be no assurance that any discussions that may occur between Sprague Holdings and the Partnership with respect to the offer contained in the Proposal Letter will contain transaction terms consistent with those described in the Proposal Letter or result in the entry into a definitive agreement concerning a transaction or, if such a definitive agreement is reached, will result in the consummation of a transaction provided for in such definitive agreement. Discussions concerning a transaction may be terminated at any time and without prior notice. Entry into a definitive agreement concerning a transaction and the consummation of any such transaction is subject to a number of contingencies that are beyond the control of Sprague Holdings, including the satisfactory completion of due diligence, the approval of the Board, the approval of the conflicts committee of the Board, and the satisfaction of any conditions to the consummation of a transaction set forth in any such definitive agreement.
Except as may be required by law, Sprague Holdings does not intend to disclose developments with respect to the offer contained in the Proposal Letter unless and until the Board and Sprague Holdings have approved a specific transaction, if any, and Sprague Holdings and the Partnership have then entered into a definitive agreement to effect such transaction.
Item 5.    Interest in Securities of the Issuer.
Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:
(a) - (b) The aggregate number and percentage of shares of units beneficially owned by the Reporting Persons on the basis of a total of 22,922,902 units issued and outstanding as of March 26, 2020 are as follows:
Sprague Holdings
(a)    Amount beneficially owned: 12,227,498 units    Percentage: 53.3%
(b)    Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 12,227,498 units

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 12,227,498 units
Axel Johnson
(a)    Amount beneficially owned: 12,227,498 units    Percentage: 53.3%
(b)    Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 12,227,498 units

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 12,227,498 units
Lexa
(a)    Amount beneficially owned: 12,227,498 units    Percentage: 53.3%
(b)    Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 12,227,498 units

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 12,227,498 units
Ms. Johnson
(a)    Amount beneficially owned: 12,227,498 units    Percentage: 53.3%
(b)    Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 12,227,498 units

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 12,227,498 units
(c)    Except as described in Item 3 above or elsewhere in this Statement, none of the Reporting Persons or, to the Reporting Persons’ knowledge, the Covered Persons has effected any transactions in the common units during the past 60 days.
(d)    The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the respective common units reported by such persons on the cover pages of this Statement and in this Item 5. Except for the foregoing and the cash distributions described in Item 6 below, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, common units beneficially owned by the Reporting Persons or, to the Reporting Persons’ knowledge, the Covered Persons.
(e)    Not applicable.
Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
No modification is made to Item 6 of the Original Schedule 13D.
Item 7.    Material to be Filed as Exhibits.
Exhibit A    Joint Filing Agreement (attached as Exhibit A to the Schedule 13D of Sprague Resources LP (CUSIP No. 849343 108), filed with the Commission on December 12, 2014 and incorporated herein by reference).
Exhibit B    First Amended and Restated Agreement of Limited Partnership of Sprague Resources LP (attached as Exhibit 3.1 to the Partnership’s Current Report on Form 8-K (File No. 001-36137) filed with the Commission on November 5, 2013 and incorporated herein by reference).
Exhibit C    Amended and Restated Limited Liability Company Agreement of Sprague Resources GP LLC (attached as Exhibit 3.2 to the Partnership’s Current Report on Form 8-K (File No. 001-36137) filed with the Commission on November 5, 2013 and incorporated herein by reference).
Exhibit D    Contribution, Conveyance and Assumption Agreement by and among Sprague Resources LP, Sprague Resources GP LLC, Axel Johnson Inc., Sprague International Properties LLC, Sprague Canadian Properties LLC, Sprague Resources Holdings LLC, Sprague Massachusetts Properties LLC and Sprague Operating Resources LLC, dated October 30, 2013. (attached as Exhibit 10.2 to the Partnership’s Current Report on Form 8-K (File No. 001-36137) filed with the Commission on November 5, 2013 and incorporated herein by reference).
Exhibit E    Underwriting Agreement, dated as of October 24, 2013, by and among Sprague Resources LP, Sprague Resources GP LLC, Sprague Operating Resources LLC and Sprague Resources Holdings LLC and Barclays Capital Inc., J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, for themselves and as representatives of the several underwriters named therein (attached as Exhibit 1.1 to the Partnership’s Current Report on Form 8-K (File No. 001-36137) filed with the Commission on October 30, 2013 and incorporated herein by reference).
Exhibit F    Power of Attorney for Axel Johnson Inc. dated as of November 7, 2013 (attached as Exhibit F to the Schedule 13D of Sprague Resources LP (CUSIP No. 849343 108), filed with the Commission on November 12, 2013 and incorporated herein by reference).
Exhibit G    Power of Attorney for Lexa International Corporation dated as of November 7, 2013 (attached as Exhibit G to the Schedule 13D of Sprague Resources LP (CUSIP No. 849343 108), filed with the Commission on November 12, 2013 and incorporated herein by reference).
Exhibit H    Power of Attorney for Antonia Ax:son Johnson dated as of February 28, 2012 (attached as Exhibit 24 to the Form 3 of Sprague Resources Holdings LLC and Antonia Ax:son Johnson (File No. 001-36137) filed with the Commission on October 16, 2013 and incorporated herein by reference).
Exhibit I     Purchase Agreement, dated as of December 9, 2014, by and between Sprague Resources ULC, Sprague International Properties LLC, Sprague Canadian Properties LLC and Axel Johnson Inc. (attached as Exhibit 2.1 to the Partnership’s Current Report on Form 8-K (File No. 001-36137) filed with the Commission on December 12, 2014 and incorporated herein by reference).
Exhibit J     Consideration Agreement, dated as of December 9, 2014, by and between Sprague Resources LP and Sprague Resources ULC (attached as Exhibit 2.2 to the Partnership’s Current Report on Form 8-K (File No. 001-36137) filed with the Commission on December 12, 2014 and incorporated herein by reference).
Exhibit K    Letter Agreement, dated January 23, 2020, among Sprague Resources LP, Sprague Resources Holdings LLC and Axel Johnson Inc. (attached as Exhibit 10.1 to the Partnership’s Current Report on Form 8-K (File No. 001-36137) filed with the Commission on January 24, 2020 and incorporated herein by reference).
Exhibit L    Proposal Letter, dated March 25, 2020.

SIGNATURES
After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Date: March 27, 2020
SPRAGUE RESOURCES HOLDINGS LLC
By:    /s/ Paul A. Scoff
Name:    Paul A. Scoff

Title:	Vice President, General Counsel, Chief Compliance Officer and Secretary
AXEL JOHNSON INC.
By:    /s/ Paul A. Scoff
Name:    Paul A. Scoff
Title:    Attorney-in-fact
LEXA INTERNATIONAL CORPORATION
By:    /s/ Paul A. Scoff
Name:    Paul A. Scoff
Title:    Attorney-in-fact
ANTONIA AX:SON JOHNSON
By:    /s/ Paul A. Scoff
Name:    Paul A. Scoff
Title:    Attorney-in-fact